This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 51-102F3

(formerly Form 53-901F)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Northern Canadian Minerals Inc.

Cathedral Place

Suite 1304 – 925 West Georgia St.

Vancouver, BC V6C 3L2

(604) 684-2181

Item 2.

Date of Material Change

September 21, 2006

Item 3.

Press Release

Issued on September 21, 2006, at Vancouver, BC Canada and distributed to the TSX Venture Exchange, Market News and Vancouver Stockwatch.

Item 4.

Summary of Material Change

Northern Canadian Minerals Inc. announces it has received its second “Authorization for Uranium Exploration and Group 2 Minerals” covering 35,542 square kilometers named the Gao Permit (the “Permit”).  This brings the Company’s total to 85,804 square kilometers of prospective land in northeast Mali.  The Permit was issued by the Ministry of Mines and Energy and provides the Company with a renewable period for prospecting and selection of lease areas.  The Company is pursuing exploration opportunities in Mali, based on the recognition that the area contains similar geology to adjacent Niger, which is the world’s fourth largest uranium producer.  The areas in Mali contain historic uranium discoveries that have been made by other parties.

Item 5.

Full Description of Material Change

Please see attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers/Directors

The following senior officers/directors of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Praveen Varshney

Peeyush K. Varshney

President and Director

Secretary and Director

Suite 1304 – 925 West Georgia St.

Suite 1304 – 925 West Georgia St.

Vancouver, BC

Vancouver, BC

V6C 3L2

V6C 3L2

(604) 684-2181

(604) 684-2181

Item 9.

Statement of Senior Officer/Director

The foregoing accurately discloses the material change referred to herein.

Dated this 21st day of September 2006.	“Peeyush K. Varshney”
Peeyush K. Varshney
Name Secretary and Director
Position / Title Vancouver, B.C.
Place of Declaration

NORTHERN CANADIAN MINERALS INC.

FOR IMMEDIATE RELEASE

Thursday, September 21, 2006

Contact:

Investor Relations

(No.2006-09-24)

Phone (604) 684-2181

info@northerncanadian.ca

Northern Canadian Expands Uranium Exploration Rights in Mali, West Africa

Vancouver, British Columbia – September 21, 2006 – Northern Canadian Minerals Inc. (TSX Venture Exchange: NCA) (the “Company”) is pleased to announce it has received its second “Authorization for Uranium Exploration and Group 2 Minerals” covering 35,542 square kilometers named the Gao Permit (the “Permit”).  This brings the Company’s total to 85,804 square kilometers of prospective land in northeast Mali.  The Permit was issued by the Ministry of Mines and Energy and provides the Company with a renewable period for prospecting and selection of lease areas.  The Company is pursuing exploration opportunities in Mali, based on the recognition that the area contains similar geology to adjacent Niger, which is the world’s fourth largest uranium producer.  The areas in Mali contain historic uranium discoveries that have been made by other parties.

The Permit area was targeted and selected on the basis of historic exploration records and the similarity of the geology of the area to the uranium producing regions of Niger, immediately east of the Permit area.  Extensive uranium exploration was conducted by Power Reactor & Nuclear Fuel Development Corporation (PNC) of Japan from 1974 – 1981.  PNC identified six areas of uranium mineralization that are described as “apacretes”.  The mineralization is similar to calcrete deposits, found at the Langer Heinrich deposit in Namibia.  The apacretes are interpreted to form as a result of regolithic weathering of sedimentary rocks containing evaporates, including phosphates.

PNC conducted extensive drilling programs in each of the six areas containing uranium mineralization.  Uranium values up to 0.5% U3O8 are reported from historic drill records.  All historic drilling records are now being compiled to determine the grade and distribution of known uranium mineralization.  The Company’s Vice President of exploration recently completed a one week tour of the permit and has confirmed the presence of uranium mineralization in outcropping areas, based on the results of portable spectrometer readings.  During his visit, he accompanied representatives of SRK Exploration Services (SRKES).  SRKES also conducted on-site portable spectrometer analyses, the results of which are in agreement.

The Company has retained SRK Exploration Services, based in Cardiff, UK, to compile all exploration drilling data, and to manage the exploration and evaluation of these areas.  SRK is a leading international consulting firm, with extensive experience throughout Africa.

The Gao Permit has potential to host a uranium deposit, through expansion of known deposits and discovery of new deposits along strike and at depth.  Based on historical results, uranium deposits may occur with average grades ranging from 0.1 – 0.3% U3O8, located near-surface, and may be amenable to in-situ leach extraction.  The Company cautions that these results are not compliant with National Instrument 43-101 and are provided for informational purposes only.

 Actual results under NI 43-101 compliant categories may vary materially.

Northern Canadian Minerals Inc. (NCA)

Northern Canadian Minerals is a Canadian public company focused on the acquisition, exploration and development of uranium properties world wide. The Company’s exploration programs are headed by Keith Laskowski (MSc., VP Exploration), a designated Qualified Person (NI 43-101) and a geologist with over 25 years of exploration experience.  NCA has a pipeline of uranium projects, ranging from resource definition to grassroots exploration.  The Company is exploring two projects in the Athabasca Basin, including the CBE Project, located 8 km along trend from the Eagle Point uranium mine on the eastern margin of the Athabasca Basin and the Canyon Coin project, on the north side of the Athabasca Basin.  NCA is also exploring six uranium exploration projects in Wyoming and three projects in South Dakota.  The Company has three properties in southwest Nevada which are being examined.

Forward Looking Statements

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Northern Canadian Minerals Inc.  The potential quantity and grade of the above described uranium deposits is based upon historic exploration company drilling records obtained from Government reports and reports from SRK Exploration.  The potential quantity and grade of the mineralization is conceptual in nature because of the inability to obtain specific support data or insufficient exploration to define a mineral resource has occurred on the properties.  It is uncertain if further exploration will result in discovery of an economic mineral resource on any of the properties.  Actual results may differ materially from those currently anticipated in such statements.

ON BEHALF OF THE BOARD OF DIRECTORS

“ Praveen K. Varshney ”

Praveen K. Varshney, President